Exhibit 28(h)(i)((b)

AMENDMENT TO SECOND AMENDED AND RESTATED
SUB-ADMINISTRATION AGREEMENT

AMENDMENT to Second Amended and Restated Sub-Administration Agreement, made as of October 1, 2014 (this “Amendment”), to that certain Second Amended and Restated Sub-Administration Agreement dated as of July 8, 1999, and amended and restated on November 20, 2001 and on February 23, 2007 (and as further as amended, restated, supplemented or modified from time to time, the “Sub-Administration Agreement”), among LWI Financial, Inc. (the “Company”), SA Funds – Investment Trust (the “Trust”) and State Street Bank and Trust Company (the “Bank”).

WHEREAS, the Company, the Trust and the Bank have entered into the Sub-Administration Agreement for the provision by the Bank of certain administrative services to the Company and the Trust; and

WHEREAS, each of the parties to the Sub-Administration Agreement wish to amend the Sub-Administration Agreement as more particularly set forth below.

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.	AMENDMENT.

	(a)	The Sub-Administration Agreement is hereby amended by replacing Section 13 contained therein with the following new Section 13:

		13.	EFFECTIVE PERIOD AND TERMINATION

This Agreement shall remain in full force and effect for an initial term ending September 30, 2017 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive 1-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, the Bank may terminate this Agreement: (i) in the event of the Company or the Trust’s material breach of a material provision of this Agreement that the Company or the Trust has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the Company or the Trust or upon the happening of a like event to the Company or the Trust at the direction of an appropriate agency or court of competent jurisdiction. During the Initial Term and thereafter, the Company or the Trust may terminate this Agreement: (i) in the event of the Bank’s material breach of a material provision of this Agreement that the Bank has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the Bank or upon the happening of a like event to the Bank at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Trust or any Investment Fund, the Trust or applicable Investment Fund shall pay Bank its compensation due and shall reimburse Bank for its costs, expenses and disbursements.

In the event of: (i) the Company or the Trust’s termination of this Agreement with respect to the Trust or its Investment Fund(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Bank is not retained to continue providing services hereunder to the Trust or an Investment Fund (or its respective successor), the Trust shall pay the Bank its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Bank with respect to the Trust or such Investment Fund) and shall reimburse the Bank for its costs, expenses and disbursements. Upon receipt of such payment and reimbursement, the Bank will deliver the Trust’s or such Investment Fund’s records as set forth herein. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such (a) the liquidation or dissolution of the Trust or an Investment Fund and distribution of the Trust’s or such Investment Fund’s assets as a result of the Board’s determination in its reasonable business judgment that the Trust or such Investment Fund is no longer viable, (b) a merger of the Trust or an Investment Fund into, or the consolidation of the Trust or an Investment Fund with, another entity, or (c) the sale by the Trust or an Investment Fund of all, or substantially all, of the Trust’s or Investment Fund’s assets to another entity, in each of (b) and (c) where the Bank is retained to continue providing services to the Trust or such Investment Fund (or its respective successor) on substantially the same terms as this Agreement.

Termination of this Agreement with respect to any one particular Investment Fund shall in no way affect the rights and duties under this Agreement with respect to the Trust or any other Investment Fund.

2.	MISCELLANEOUS.

	(a)	Except as expressly amended hereby, all provisions of the Sub-Administration Agreement shall remain in full force and effect.

	(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the date first written above.

SA FUNDS – INVESTMENT TRUST

By:	/s/ Michael Clinton
Name:	Michael Clinton
Title:	Chief Financial and Accounting Officer and Treasurer

LWI FINANCIAL, INC.

By:	/s/ Chris Stanley
Name:	Chris Stanley
Title:	General Counsel

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President